SEC

22004485

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SEC FILE NUMBER
8-50395

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DeMatteo Research LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 East 55th Street, 10th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Artur Kurasiewicz	212-833-9928	akurasiewicz@dmllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

709 Westchester Ave	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph DeMatteo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DeMatteo Research LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROWENA McCOOL
Notary Public, State of New York
No. 01MC5029931
Qualified in New York County
Commission Expires July 5, 2022

Signature: [signature]

Title: CEO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DeMatteo Research LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DeMatteo Research LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DeMatteo Research LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DeMatteo Research LLC's management. Our responsibility is to express an opinion on DeMatteo Research LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DeMatteo Research LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as DeMatteo Research LLC's auditor since 2005.
White Plains, New York
February 28, 2022

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Assets:	
Cash	$ 1,877,635
Receivable from clearing broker	513,339
Receivable from other brokers	59,814
Prepaid expenses and other current assets	85,823
Property and equipment, net	7,491
TOTAL ASSETS	$ 2,544,102

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other current liabilities	$ 314,531
Commitments and contingencies (Notes 3, 6, 9 and 10)	
Member's equity	2,229,571
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,544,102

See accompanying notes to financial statement.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DeMatteo Research LLC ("DeMatteo Research" or the "Company") was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Research is an independent broker-dealer that provides research services to the institutional investment community. DeMatteo Research is a member of the Financial Industry Regulatory Authority, ("FINRA") and does not provide securities brokerage services to the general public.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers.* The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Brokerage Commissions

The Company introduces customers on a fully disclosed basis to a clearing broker. There are no formal contracts outlining the number of shares or transaction price or commission terms. Each time a customer enters into a buy or sell transaction, the Company considers that a performance obligation is satisfied and accordingly, earns a commission. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and related clearing expenses are recorded on a trade date basis.

Revenue from Commissions Sharing Arrangement

The Company introduces customers to other brokers (the "brokers") and recognizes commission revenue pursuant to commission sharing arrangements with the other brokers. Commission revenue is recognized on a trade-date basis. The broker is exclusively responsible for negotiating trade terms with customers introduced by the Company and for the clearance and settlement services related to processing those trades. The broker pays a portion of the commission it receives to the Company.

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination. Revenue is recognized in the period when the customer informs the Company of the intention to make a payment for services.

Income Taxes

As a limited liability company, the Company is treated as an S corporation for federal and state tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income on their respective personal income tax returns. Therefore, no provision or liability for federal or New York State taxes has been included in the accompanying financial statement. New York City does not recognize S corporation status; therefore, a provision for New York City tax is included in the accompanying financial statement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company is subject to U.S. federal and state examinations by taxing authorities.

Property and Equipment

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Capitalized Software and Website Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other – Internal-use Software*. FASB ASC 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. In accordance with FASB ASC 350, capitalized costs for internal-use software are included in "Property and equipment, net" in the accompanying statement of financial condition. The Company amortizes the costs of software obtained or developed for internal use over an estimated useful life of five years.

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software project (to the extent that their time spent is directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. During 2021, the Company did not incur software and website development costs.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* ("ASC 842"). The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. As the Company's lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of the lease payments.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Current Expected Credit Loss

The Company adopted FASB ASC Topic 326 – "*Financial Instruments – Credit Losses*" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. For loans and held-to-maturity debt securities, the new guidance requires measurement of a CECL to estimate the allowance for credit losses for the remaining contractual term, adjusted for prepayments, of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from other brokers), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021, consisted of the following:

Leasehold improvements	$ 47,068
Equipment	20,720
Capitalized software and web development	88,870
	156,658
Less: accumulated depreciation and amortization	149,167
Property and equipment, net	$ 7,491

NOTE 3. COMMITMENTS AND CONTINGENCIES

Service Contracts

The Company is party to certain contracts for systems and services that enable the Company to offer its products and services.

Litigation

In the normal course of business, the Company may be party to various legal matters. At December 31, 2021, management does not believe that there are any matters involving loss to the Company that require recognition and/or disclosure in the accompanying financial statement.

NOTE 4. MEMBER'S EQUITY

The Company has one member who owns 100% of the Company.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had regulatory net capital of $2,076,443, which was $2,055,474 in excess of its required net capital of $20,969. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 0.15 to 1. The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and did not maintain possession or control of any customer funds or securities as of December 31, 2021.

NOTE 6. INDEMNIFICATION

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin account is not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

NOTE 7. SIGNIFICANT CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and receivables from clearing and other brokers. The Company maintains its cash balances in one major financial institution in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's receivables represent amounts due from its clearing and other brokers.

Major Customer

One customer accounted for approximately 18% of revenue for the year ended December 31, 2021.

NOTE 8. DEFINED CONTRIBUTION PLAN

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company may also make a discretionary contribution to the profit-sharing plan.

NOTE 9. LEASES

Through June 2021, the Company had an operating lease for office space that was set to expire March 2024. The Company recorded the lease pursuant to ASC 842, *Leases*, which required the recognition of an ROU asset and lease liability on the statement of financial condition.

Operating lease assets and liabilities were recognized based on the present value of the future lease payments over the lease term at the commencement date. Since the Company's lease did not provide an implicit rate, the Company estimated its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments was recognized on a straight-line basis over the lease term.

In July 2021, the Company executed a lease surrender and termination agreement for the office space. In consideration of the early termination of the lease, the Company agreed to pay an early termination fee, as defined in the agreement. As a result of the lease termination, the Company wrote down the ROU asset and extinguished the related lease liability in the amount of $1,012,568 and $1,040,511, respectively.

Supplemental cash flow information:

Cash paid for amounts included in measurement of lease liabilities:	
Operating cash flow from operating leases	$201,190

In July 2021, the Company entered into a month-to-month arrangement for new office space.

NOTE 10. PPP Loan

The Paycheck Protection Program (the "PPP"), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. In April 2020, the Company received loan proceeds totaling $273,400 under the PPP. The PPP loan matures two years from the date of the first disbursement and accrues interest at a fixed rate of 1%. Payments are deferred for the first six months (the "Covered Period"). On June 11, 2020, the Small Business Administration ("SBA") revised the deferral period to be 10 months following the end of the Covered Period.

The Company applied for PPP loan forgiveness and received approval from the SBA on June 18, 2021.

If it is determined that the Company was not eligible to receive the PPP loan or that the Company has not adequately complied with the rules, regulations, and procedures applicable to the SBA's loan program, the Company could be subject to penalties and could be required to repay the amounts previously forgiven.

NOTE 11. RISKS AND UNCERTAINTIES

Beginning in March 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual issuers, all of which may negatively impact the Company's performance. However, the related financial impact and the duration cannot be reasonably estimated at this time.